UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PINTEREST, INC.
 (Name of Issuer)

Class A common stock, par value $0.00001 per share
 (Title of Class of Securities)

72352L106
 (CUSIP Number)

April 23, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

SCHEDULE 13G

CUSIP No. 72352L106		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,172,126 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,172,126 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,172,126 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) This amount includes 232,126 Shares (as defined herein) obtainable upon conversion of 232,126 Class B Shares (as defined herein).

(2) This percentage is based on the sum of (i) 75,000,000 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on April 23, 2019, as reported in the Issuer’s prospectus on Form 424B4 dated April 17, 2019, and (ii) 232,126 Shares issuable upon conversion of the 232,126 Class B Shares beneficially owned by the Reporting Person.

SCHEDULE 13G

CUSIP No. 72352L106		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,172,126 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,172,126 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,172,126 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 232,126 Shares obtainable upon conversion of 232,126 Class B Shares.

(2) This percentage is based on the sum of (i) 75,000,000 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on April 23, 2019, as reported in the Issuer’s prospectus on Form 424B4 dated April 17, 2019, and (ii) 232,126 Shares issuable upon conversion of the 232,126 Class B Shares beneficially owned by the Reporting Person.

SCHEDULE 13G

CUSIP No. 72352L106		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LIGHT STREET MERCURY MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,971,551 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,971,551 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,971,551 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, PN

(1) This amount includes 150,186 Shares obtainable upon conversion of 150,186 Class B Shares.

(2) This percentage is based on the sum of (i) 75,000,000 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on April 23, 2019, as reported in the Issuer’s prospectus on Form 424B4 dated April 17, 2019, and (ii) 150,186 Shares issuable upon conversion of the 150,186 Class B Shares held by the Reporting Person.

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Pinterest, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

505 Brannan Street, San Francisco, California 94107

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Light Street Capital Management, LLC (“LSCM”);
ii)	Glen Thomas Kacher (“Mr. Kacher”); and
iii)	Light Street Mercury Master Fund, L.P. (“Mercury”).

This Statement relates to Shares (as defined herein), held for the account of Mercury, an exempted limited partnership in the Cayman Islands, Light Street Tungsten Master Fund, L.P., a exempted limited partnership in the Cayman Islands (“Tungsten”), and Light Street Beacon I, L.P., a Delaware limited partnership (“Beacon”).  LSCM serves as investment adviser and general partner to each of Mercury and Tungsten, and serves as investment manager to Beacon.  In such capacities, LSCM exercises voting and investment power over the Shares held in the accounts for each of Mercury, Tungsten, and Beacon.  Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware;
ii)	Mr. Kacher is a citizen of the United States of America; and
iii)	Mercury is an exempted limited partnership in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value US$0.00001 per share (“Shares”)

Item 2(e).	CUSIP Number:

72352L106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 10 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of April 24, 2019, each of LSCM and Mr. Kacher may be deemed the beneficial owner of 4,172,126 Shares.  This amount consists of: (A) 3,821,365 Shares, and 150,186 Shares obtainable upon conversion of 150,186 shares of Class B common stock, par value $0.00001 per share (“Class B Shares”), held for the account of Mercury; (B) 118,635 Shares held for the account of Tungsten; and (C) 81,941 Shares obtainable upon conversion of 81,941 Class B Shares held for the account of Beacon.  Each Class B Share is convertible into one Share.

Item 4(b)	Percent of Class:

As of April 24, 2019, each of LSCM and Mr. Kacher may be deemed the beneficial owner of approximately 5.5% of Shares outstanding, including approximately 5.3% of Shares outstanding held for the account of Mercury. (These percentages are based on the sum of (i) 75,000,000 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on April 23, 2019, as reported in the Issuer’s prospectus on Form 424B4 dated April 17, 2019, and (ii) the Shares issuable upon conversion of the Class B Shares beneficially owned by the Reporting Person.)

Item 4(c)	Number of Shares as to which such person has:

LSCM and Mr. Kacher:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,172,126
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,172,126

Mercury:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,971,551
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,971,551

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 7 of 10 Pages

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Name: Theo J. Robins
Title: Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Name: Theo J. Robins
Title: Chief Compliance Officer

April 25, 2019

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Pinterest, Inc. dated as of April 25, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Name: Theo J. Robins
Title: Chief Compliance Officer

Glen Thomas Kacher

By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

By:	Light Street Capital Management, LLC

By:	/s/ Theo J. Robins
Name: Theo J. Robins
Title: Chief Compliance Officer

April 25, 2019